

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 27, 2011

Mr. Robert J. Dellinger
Chief Financial Officer
PPG Industries, Inc.
One PPG Place
Pittsburgh, Pennsylvania 15272

      RE: PPG Industries, Inc
               Form 10-K for the Year Ended December 31, 2010
               File No. 1-1687

Dear Mr. Dellinger:

      We have completed our review of your filing and do not have any further
comments at this time.

                           Sincerely,

                           Rufus Decker
                           Accounting Branch Chief